EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2010	2011	2012	2013	2014	3/31/2015	3/31/2015
EARNINGS
Income Before Income Taxes	$210,898	$252,618	$423,030	$326,146	$370,343	$429,185	$226,941
Fixed Charges (as below)	217,500	217,280	210,421	201,704	220,480	219,958	53,623
Total Earnings	$428,398	$469,898	$633,451	$527,850	$590,823	$649,143	$280,564

FIXED CHARGES
Interest Expense	$207,649	$204,623	$202,074	$192,982	$209,570	$208,189	$50,291
Credit for Allowance for Borrowed Funds Used During Construction	2,251	6,257	1,347	1,522	3,810	4,669	1,557
Estimated Interest Element in Lease Rentals	7,600	6,400	7,000	7,200	7,100	7,100	1,775
Total Fixed Charges	$217,500	$217,280	$210,421	$201,704	$220,480	$219,958	$53,623

Ratio of Earnings to Fixed Charges	1.96	2.16	3.01	2.61	2.67	2.95	5.23